EnCana Corporation
Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2008
(U.S. Dollars)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2008	2007

REVENUES, NET OF ROYALTIES	(Note 4)
Upstream		$3,560	$2,739
Integrated Oil		2,253	1,556
Market Optimization		625	756
Corporate — Unrealized gain (loss) on risk management	(Note 16)	(1,096)	(615)

		5,342	4,436

EXPENSES	(Note 4)
Production and mineral taxes		114	92
Transportation and selling		320	278
Operating		696	551
Purchased product		2,393	1,851
Depreciation, depletion and amortization		1,035	843
Administrative		156	95
Interest, net	(Note 6)	134	101
Accretion of asset retirement obligation	(Note 11)	21	14
Foreign exchange (gain) loss, net	(Note 7)	95	(12)
(Gain) loss on divestitures	(Note 5)	—	(59)

		4,964	3,754

NET EARNINGS BEFORE INCOME TAX		378	682
Income tax expense	(Note 8)	285	185

NET EARNINGS		$93	$497

NET EARNINGS PER COMMON SHARE	(Note 15)
Basic		$0.12	$0.65
Diluted		$0.12	$0.64
See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2008	2007

RETAINED EARNINGS, BEGINNING OF YEAR		$13,082	$11,344
Net Earnings		93	497
Dividends on Common Shares		(300)	(153)
Charges for Normal Course Issuer Bid	(Note 12)	(229)	(816)

RETAINED EARNINGS, END OF PERIOD		$12,646	$10,872

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2008	2007

NET EARNINGS	$93	$497
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(400)	111

COMPREHENSIVE INCOME	$(307)	$608

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2008	2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$3,063	$1,375
Foreign Currency Translation Adjustment	(400)	111

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$2,663	$1,486

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$889	$553
Accounts receivable and accrued revenues		2,611	2,381
Current portion of partnership contribution receivable		301	297
Risk management	(Note 16)	113	385
Inventories	(Note 9)	1,009	828

		4,923	4,444
Property, Plant and Equipment, net	(Note 4)	35,963	35,865
Investments and Other Assets		583	607
Partnership Contribution Receivable		3,070	3,147
Risk Management	(Note 16)	179	18
Goodwill		2,800	2,893

	(Note 4)	$47,518	$46,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$4,330	$3,982
Income tax payable		960	1,150
Current portion of partnership contribution payable		293	288
Risk management	(Note 16)	1,163	207
Current portion of long-term debt	(Note 10)	679	703

		7,425	6,330
Long-Term Debt	(Note 10)	9,428	8,840
Other Liabilities		340	242
Partnership Contribution Payable		3,088	3,163
Risk Management	(Note 16)	11	29
Asset Retirement Obligation	(Note 11)	1,404	1,458
Future Income Taxes		5,972	6,208

		27,668	26,270

Shareholders’ Equity
Share capital	(Note 12)	4,539	4,479
Paid in surplus		2	80
Retained earnings		12,646	13,082
Accumulated other comprehensive income		2,663	3,063

Total Shareholders’ Equity		19,850	20,704

		$47,518	$46,974

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2008	2007

OPERATING ACTIVITIES
Net earnings		$93	$497
Depreciation, depletion and amortization		1,035	843
Future income taxes	(Note 8)	(79)	(190)
Unrealized (gain) loss on risk management	(Note 16)	1,093	614
Unrealized foreign exchange (gain) loss		76	(3)
Accretion of asset retirement obligation	(Note 11)	21	14
(Gain) loss on divestitures	(Note 5)	—	(59)
Other		150	36
Net change in other assets and liabilities		(93)	20
Net change in non-cash working capital		(538)	136

Cash From Operating Activities		1,758	1,908

INVESTING ACTIVITIES
Capital expenditures	(Note 4)	(1,907)	(1,490)
Proceeds from divestitures	(Note 5)	72	281
Net change in investments and other		9	19
Net change in non-cash working capital		292	(58)

Cash (Used in) Investing Activities		(1,534)	(1,248)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(59)	—
Issuance of long-term debt	(Note 10)	723	434
Issuance of common shares	(Note 12)	63	76
Purchase of common shares	(Note 12)	(311)	(1,094)
Dividends on common shares		(300)	(153)
Other		—	11

Cash From (Used in) Financing Activities		116	(726)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(4)	1

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		336	(65)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD		$889	$337

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s operations are in the business of exploration for, and development, production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2007, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2007 annual audited Consolidated Financial Statements, on January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

•
“Financial Instruments — Presentation”, Section 3863 and “Financial Instruments — Disclosures”, Section 3862. The new disclosure standard increases EnCana’s disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 16). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires EnCana to disclose its objectives, policies and processes for managing its capital structure (See Note 13).
3. RECENT ACCOUNTING PRONOUNCEMENTS
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.
4. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•
Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)

	Upstream
	Canada		United States		Other
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,184	$1,763	$1,282	$885	$94	$91
Expenses
Production and mineral taxes	18	28	96	64	—	—
Transportation and selling	85	80	115	66	—	—
Operating	332	237	101	75	77	81
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	541	490	391	260	6	6

Segment Income (Loss)	$1,208	$928	$579	$420	$11	$4

	Total Upstream		Integrated Oil		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,560	$2,739	$2,253	$1,556	$625	$756
Expenses
Production and mineral taxes	114	92	—	—	—	—
Transportation and selling	200	146	120	124	—	8
Operating	510	393	177	152	11	7
Purchased product	—	—	1,786	1,119	607	732
Depreciation, depletion and amortization	938	756	72	66	4	3

Segment Income (Loss)	$1,798	$1,352	$98	$95	$3	$6

			Corporate		Consolidated
			2008	2007	2008	2007

Revenues, Net of Royalties			$(1,096)	$(615)	$5,342	$4,436
Expenses
Production and mineral taxes			—	—	114	92
Transportation and selling			—	—	320	278
Operating			(2)	(1)	696	551
Purchased product			—	—	2,393	1,851
Depreciation, depletion and amortization			21	18	1,035	843

Segment Income (Loss)			$(1,115)	$(632)	784	821

Administrative					156	95
Interest, net					134	101
Accretion of asset retirement obligation					21	14
Foreign exchange (gain) loss, net					95	(12)
(Gain) loss on divestitures					—	(59)

					406	139

Net Earnings Before Income Tax					378	682
Income tax expense					285	185

Net Earnings					$93	$497

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Geographic and Product Information

	Produced Gas
	Canada		United States		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,549	$1,388	$1,183	$831	$2,732	$2,219
Expenses
Production and mineral taxes	8	20	87	58	95	78
Transportation and selling	75	70	115	66	190	136
Operating	247	177	101	75	348	252

Operating Cash Flow	$1,219	$1,121	$880	$632	$2,099	$1,753

	Oil & NGLs
	Canada		United States		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$635	$375	$99	$54	$734	$429
Expenses
Production and mineral taxes	10	8	9	6	19	14
Transportation and selling	10	10	—	—	10	10
Operating	85	60	—	—	85	60

Operating Cash Flow	$530	$297	$90	$48	$620	$345

	Integrated Oil
	Oil		Downstream Refining		Other
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$238	$220	$2,046	$1,343	$(31)	$(7)
Expenses
Transportation and selling	120	124	—	—	—	—
Operating	41	49	132	100	4	3
Purchased product	—	—	1,821	1,134	(35)	(15)

Operating Cash Flow	$77	$47	$93	$109	$—	$5

					Integrated Oil
					Total
					2008	2007

Revenues, Net of Royalties					$2,253	$1,556
Expenses
Transportation and selling					120	124
Operating					177	152
Purchased product					1,786	1,119

Operating Cash Flow					$170	$161

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended
	March 31,
	2008	2007

Capital
Canada	$1,069	$861
United States	519	439
Other	25	18
Integrated Oil	223	115
Market Optimization	2	1
Corporate	11	49

	1,849	1,483

Acquisition Capital
Canada	72	7
United States *	(14)	—

	58	7

Total	$1,907	$1,490

*	Includes purchase price adjustments for the November 2007 Leor acquisition in East Texas.
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2008	2007	2008	2007

Canada	$17,365	$17,537	$21,087	$21,335
United States	11,979	11,879	13,203	12,948
Other	1,141	1,104	1,186	1,135
Integrated Oil	4,835	4,721	9,720	9,597
Market Optimization	163	171	569	478
Corporate	480	453	1,753	1,481

Total	$35,963	$35,865	$47,518	$46,974

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. As at March 31, 2008, Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $185 million ($147 million at December 31, 2007) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the production field centre (“PFC”) for the Deep Panuke project. As at March 31, 2008, Other Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $34 million related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $72 million (2007 - $281 million) as described below:
Canada and United States
In 2008, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $72 million (2007 — $17 million).
Other
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $207 million which resulted in a gain on sale of $59 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 4 for further discussion of The Bow office project assets.
6. INTEREST, NET

	Three Months Ended
	March 31,
	2008	2007

Interest Expense — Long-Term Debt	$140	$100
Interest Expense — Other *	54	63
Interest Income *	(60)	(62)

	$134	$101

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2008	2007

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$217	$(41)
Translation of U.S. dollar partnership contribution receivable issued from Canada	(143)	38
Other Foreign Exchange (Gain) Loss	21	(9)

	$95	$(12)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2008	2007

Current
Canada	$234	$282
United States	129	92
Other Countries	1	1

Total Current Tax	364	375

Future	(79)	(190)

	$285	$185

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2008	2007

Net Earnings Before Income Tax	$378	$682
Canadian Statutory Rate	29.7%	32.3%

Expected Income Tax	112	220

Effect on Taxes Resulting from:
Statutory and other rate differences	3	5
Non-taxable downstream partnership income	1	(6)
International financing	(80)	(15)
Foreign exchange gains not included in net earnings	156	—
Non-taxable capital (gains) losses	15	(20)
Other	78	1

	$285	$185

Effective Tax Rate	75.4%	27.1%

9. INVENTORIES

	As at	As at
	March 31,	December 31,
	2008	2007

Product
United States	$—	$2
Integrated Oil	794	646
Market Optimization	214	180
Parts and Supplies	1	—

	$1,009	$828

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2008	2007

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,621	$1,506
Unsecured notes	1,824	1,138

	3,445	2,644

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	263	495
Unsecured notes	6,421	6,421

	6,684	6,916

Increase in Value of Debt Acquired *	62	66
Debt Discounts and Financing Costs	(84)	(83)
Current Portion of Long-Term Debt	(679)	(703)

	$9,428	$8,840

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018.
11. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	March 31,	December 31,
	2008	2007

Asset Retirement Obligation, Beginning of Year	$1,458	$1,051
Liabilities Incurred	19	89
Liabilities Settled	(41)	(100)
Liabilities Divested	(2)	—
Change in Estimated Future Cash Flows	(5)	184
Accretion Expense	21	64
Other	(46)	170

Asset Retirement Obligation, End of Period	$1,404	$1,458

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. SHARE CAPITAL

	March 31, 2008		December 31, 2007
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.2	$4,479	777.9	$4,587
Common Shares Issued under Option Plans	2.4	63	8.3	176
Stock-Based Compensation	—	9	—	17
Common Shares Purchased	(2.6)	(12)	(36.0)	(301)

Common Shares Outstanding, End of Period	750.0	$4,539	750.2	$4,479

Normal Course Issuer Bid
To March 31, 2008, the Company purchased 4.6 million Common Shares for total consideration of approximately $311 million. Of the amount paid, $28 million was charged to Share capital and $283 million was charged to Retained earnings. Included in the Common Shares Purchased in 2008 are 2.0 million Common Shares distributed (2007 — 2.9 million), valued at $16 million (2007 — $24 million), from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 14). For these Common Shares distributed, there was a $54 million adjustment to Retained earnings (2007 — $82 million) with a reduction to Paid in surplus of $70 million (2007 — $106 million).
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at March 31, 2008. Information related to TSARs is included in Note 14.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	3.4	21.82
Exercised	(2.4)	23.84

Outstanding, End of Period	1.0	17.33

Exercisable, End of Period	1.0	17.33

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 21.99	0.5	1.6	11.58	0.5	11.58
22.00 to 23.99	0.4	0.1	23.78	0.4	23.78
24.00 to 25.99	0.1	0.5	25.20	0.1	25.20

	1.0	0.9	17.33	1.0	17.33

At March 31, 2008, the balance in Paid in surplus relates to stock-based compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility so as to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Net Debt to Capitalization and Net Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Net Debt to Capitalization ratio of between 30 and 40 percent that is calculated as follows:

	As at
	March 31,	December 31,
	2008	2007

Long-Term Debt, excluding current portion	$9,428	$8,840
Less: Working capital	(2,502)	(1,886)

Net Debt	11,930	10,726
Total Shareholders’ Equity	19,850	20,704

Total Capitalization	$31,780	$31,430

Net Debt to Capitalization ratio	38%	34%

EnCana’s Net Debt to Capitalization ratio increased to 38 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market losses on risk management instruments which increased Net Debt. Excluding this impact, the Net Debt to Capitalization ratio would have been 35 percent at March 31, 2008 and would have remained unchanged at 34 percent as at December 31, 2007.
EnCana targets a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times. At March 31, 2008, the Net Debt to Adjusted EBITDA was 1.3x (December 31, 2007 — 1.2x) calculated on a trailing twelve-month basis as follows:

	As at
	March 31,		December 31,
	2008		2007

Net Debt	$11,930		$10,726

Net Earnings from Continuing Operations	$3,480		$3,884
Add (deduct):
Interest, net	461		428
Income tax expense	1,037		937
Depreciation, depletion and amortization	4,008		3,816
Accretion of asset retirement obligation	71		64
Foreign exchange (gain) loss, net	(57)		(164)
(Gain) loss on divestitures	(6)		(65)

Adjusted EBITDA	$8,994		$8,900

Net Debt to Adjusted EBITDA	1.3	x	1.2	x

EnCana manages its capital structure and makes adjustments according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at March 31, 2008. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2008	2007

Current Service Cost	$4	$4
Interest Cost	5	4
Expected Return on Plan Assets	(5)	(4)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1
Expected Amortization of Past Service Costs	1	—
Amortization of Transitional Obligation	(1)	—
Expense for Defined Contribution Plan	10	7

Net Benefit Plan Expense	$15	$12

For the period ended March 31, 2008, no contributions have been made to the defined benefit pension plans (2007 — nil).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at March 31, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	18,854,141	50.49
Granted	3,794,570	69.40
Exercised — SARs	(1,841,136)	43.43
Exercised — Options	(21,285)	41.22
Forfeited	(86,111)	54.31

Outstanding, End of Period	20,700,179	54.01

Exercisable, End of Period	9,037,534	45.06

For the period ended March 31, 2008, EnCana recorded compensation costs of $169 million related to the outstanding TSARs (2007 — $58 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information about Performance TSARs at March 31, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,930,925	56.09
Granted	7,058,540	69.40
Exercised — SARs	(163,471)	56.09
Forfeited	(360,713)	57.57

Outstanding, End of Period	13,465,281	63.03

Exercisable, End of Period	1,597,657	56.09

For the period ended March 31, 2008, EnCana recorded compensation costs of $46 million related to the outstanding Performance TSARs (2007 — $2 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
In 2008, EnCana granted SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following table summarizes the information about SARs at March 31, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	846,015	69.46
Forfeited	(15,200)	69.40

Outstanding, End of Period	830,815	69.46

Exercisable, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding SARs (2007 — nil).
E) Performance Share Appreciation Rights (“Performance SARs”)
In 2008, EnCana granted Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes the information about Performance SARs at March 31, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,677,030	69.40
Forfeited	(30,400)	69.40

Outstanding, End of Period	1,646,630	69.40

Exercisable, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding Performance SARs (2007 — nil).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
F) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at March 31, 2008:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	589,174	33.78
Granted, Directors	76,165	66.19
Units, in Lieu of Dividends	3,353	78.20

Outstanding, End of Period	668,692	37.71

Exercisable, End of Period	668,692	37.71

For the period ended March 31, 2008, EnCana recorded compensation costs of $12 million related to the outstanding DSUs (2007 — $8 million).
G) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at March 31, 2008:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,685,036	38.79
Granted	408,686	70.77
Distributed	(2,042,541)	45.34
Forfeited	(51,181)	38.32

Outstanding, End of Period	—	—

For the period ended March 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding PSUs (2007 — $10 million).
15. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2008	2007

Weighted Average Common Shares Outstanding — Basic	749.5	768.4
Effect of Dilutive Securities	3.5	11.2

Weighted Average Common Shares Outstanding — Diluted	753.0	779.6

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts. Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to the Company’s annual audited Consolidated Financial Statements.
The fair value of financial assets and liabilities were as follows:

	As at March 31, 2008		As at December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$889	$889	$553	$553
Risk management assets *	292	292	403	403
Loans and Receivables:
Accounts receivable and accrued revenues	2,611	2,611	2,381	2,381
Partnership contribution receivable *	3,371	3,371	3,444	3,444
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$1,174	$1,174	$236	$236
Other Financial Liabilities:
Accounts payable and accrued liabilities	4,330	4,330	3,982	3,982
Long-term debt *	10,107	10,275	9,543	9,763
Partnership contribution payable *	3,381	3,381	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2008	2007

Risk Management
Current asset	$113	$385
Long-term asset	179	18

	292	403

Risk Management
Current liability	1,163	207
Long-term liability	11	29

	1,174	236

Net Risk Management Asset (Liability)	$(882)	$167

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at March 31, 2008			As at December 31, 2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$265	$988	$(723)	$375	$29	$346
Crude oil	—	186	(186)	6	205	(199)
Power	25	—	25	19	—	19
Interest Rates	2	—	2	2	—	2
Credit	—	—	—	1	2	(1)

Total Fair Value	$292	$1,174	$(882)	$403	$236	$167

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	March 31,	December 31,
	2008	2007

Prices actively quoted	$(802)	$148
Prices sourced from observable data or market corroboration	(80)	19

Total Fair Value	$(882)	$167

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at March 31, 2008

				Fair Market
	Notional Volumes	Term	Average Price	Value

Natural Gas Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,614 MMcf/d	2008	8.04 US$/Mcf	$(938)
NYMEX Fixed Price	208 MMcf/d	2009	8.85 US$/Mcf	(66)

Options
Purchased NYMEX Call Options	(309) MMcf/d	2008	10.51 US$/Mcf	11

Basis Contracts
Canada	188 MMcf/d	2008	(0.77) US$/Mcf	16
United States	1,061 MMcf/d	2008	(1.29) US$/Mcf	55
Canada and United States *		2009-2011		163

				(759)
Other Financial Positions **				(8)

Total Unrealized Loss on Financial Contracts				(767)
Paid Premiums on Unexpired Options				44

Natural Gas Fair Value Position				$(723)

Crude Oil Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	23,000 bbls/d	2008	70.13 US$/bbl	$(183)
Other Financial Positions **				(3)

Crude Oil Fair Value Position				$(186)

Power Sales Contracts
Power Fair Value Position				$25

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2008	2007

Revenues, Net of Royalties	$20	$315
Operating Expenses and Other	2	1

Gain (Loss) on Risk Management	$22	$316

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2008	2007

Revenues, Net of Royalties	$(1,096)	$(615)
Operating Expenses and Other	3	1

Gain (Loss) on Risk Management	$(1,093)	$(614)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2008

	2008		2007
		Total	Total
	Fair Market	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$167
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(1,071)	$(1,071)	$(301)
Fair Value of Contracts in Place at Transition that Expired During the Period	—	—	3
Fair Value of Contracts Realized During the Period	(22)	(22)	(316)

Fair Value of Contracts Outstanding	$(926)	$(1,093)	$(614)
Paid Premiums on Unexpired Options	44

Fair Value of Contracts and Premiums Paid, End of Period	$(882)

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as follows:

	Net Earnings
	Three Months Ended
	March 31, 2008
	Favorable	Unfavorable
	10% Change	10% Change

Natural gas price	$488	$(436)
Crude oil price	63	(63)
Power price	4	(4)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates, credit risk and liquidity risk.
Market Risk
Market risk, the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices, is comprised of the following:
•	Commodity Price Risk

As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various derivative agreements. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas — To partially mitigate the natural gas commodity price risk, the Company enters into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.

Crude Oil — The Company has partially mitigated its exposure to the WTI NYMEX price with fixed price swaps.

Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

•	Interest Rate Risk

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. EnCana has entered into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

At March 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $14 million. At March 31, 2008, the Company’s outstanding derivative instrument utilized for interest rate risk management activities had an unrealized gain of $2 million related to the 5.80% medium term note due June 2, 2008.

•	Foreign Exchange Risk

As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt. In addition to issuing U.S. dollar denominated debt, the Company has entered into a cross currency swap on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

As disclosed in Note 7, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of U.S. dollar partnership contribution receivable issued from Canada. At March 31, 2008, EnCana had $5,421 million in U.S. dollar debt issued from Canada ($5,421 million at December 31, 2007) and $3,371 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $20 million change in foreign exchange (gain) loss at March 31, 2008.

Credit Risk
Credit risk is the risk that the counterparty to a financial asset will default resulting in the Company incurring a financial loss. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
At March 31, 2008, EnCana had two counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting its financial liability obligations. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 13, EnCana targets a Net Debt to Capitalization ratio between 30 and 40 percent and a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $3.1 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $7.2 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a “Stable” outlook, DBRS Limited has assigned a rating of A(low) with a “Stable” trend and Moody’s Investors Service has assigned a rating of Baa2 with a “Positive” outlook.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	1 year	2 - 3 years	4 - 5 years	beyond 5 years	Total

Accounts payable and accrued liabilities	$4,330	$—	$—	$—	$4,330
Risk management liabilities	1,163	12	(1)	—	1,174
Long-term debt *	679	450	2,870	6,130	10,129
Partnership contribution payable *	293	640	721	1,727	3,381
*   Principal, including current portion.
Included in EnCana’s total long-term debt obligations of $10,129 million at March 31, 2008 are $1,884 million in obligations related to Bankers’ Acceptances and Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year.
17. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
18. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2008.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)